UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒             Form 40-F      ☐

Board and Management Changes

On March 18, 2025, Mr. Caofeng Liu was appointed by the board of directors of Jianpu Technology Inc. (the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, to be the Chief Operating Officer of the Company, effective immediately. Mr. Liu is a co-founder and also serves as a director and the Chief Technology Officer of the Company.

On the same day, Mr. Yilü (Oscar) Chen tendered his resignation as the Chief Financial Officer and a director of the Company for personal reasons, effective April 30, 2025. The Company appreciates Mr. Chen’s contributions over the years and has initiated a search process for candidates to serve as the new Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Daqing (David) Ye
Name	:	Daqing (David) Ye
Title	:	Chief Executive Officer

Date: March 20, 2025